Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136


             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                  7 OCTOBER 2002

                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                    RESPONSE TO P&O PRINCESS BOARD STATEMENT
    P&O PRINCESS BOARD CONCLUDES CARNIVAL HAS A FINANCIALLY SUPERIOR PROPOSAL

MICKY ARISON, CHAIRMAN AND CHIEF EXECUTIVE OF CARNIVAL, COMMENTED:

"WE ARE VERY PLEASED THAT P&O PRINCESS HAS NOW ACKNOWLEDGED THAT CARNIVAL'S PROPOSAL IS FINANCIALLY SUPERIOR AND DELIVERABLE. WE LOOK FORWARD TO MEETING P&O PRINCESS TO DISCUSS A RECOMMENDED TRANSACTION. FOLLOWING FTC CLEARANCE, OUR OFFER NO LONGER HAS ANY PRE-CONDITIONS AND WE ARE COMMITTED TO POSTING OUR OFFER DOCUMENT TO P&O PRINCESS SHAREHOLDERS."

CARNIVAL IS WILLING TO MEET P&O PRINCESS DESPITE ITS FAILURE TO RECOMMEND CARNIVAL'S INCREASED OFFER

The P&O Princess Board has now recognised that it is in the interests of its shareholders to enter into talks with Carnival. Carnival is pleased to have the opportunity to meet with P&O Princess and will participate in these discussions in a constructive manner. However, Carnival remains concerned that P&O Princess continues to recommend the Royal Caribbean Proposal, is taking steps to reconvene the EGM to approve that transaction in early November and is examining ways to reduce the required P&O Princess Shareholder approval threshold to 50 per cent. from 75 per cent.

Carnival remains hopeful that the P&O Princess Board will change its recommendation after meeting with Carnival. Carnival notes that the P&O Princess Board has focused on the possibility of a DLC between Carnival and P&O Princess (initially proposed by Carnival as a possible alternative to its offer as early as 10 months ago). However, Carnival believes that a significant number of P&O Princess Shareholders would prefer to receive Carnival Shares, or a mixture of Carnival Shares and cash, as Carnival's Increased Offer and the Partial Cash Alternative enables them to do. Accordingly, Carnival will seek to find a structure which is attractive to all P&O Princess Shareholders.

ALL ANTITRUST CLEARANCES RECEIVED: P&O PRINCESS BOARD ACKNOWLEDGES THE DELIVERABILITY OF CARNIVAL'S INCREASED OFFER

The Federal Trade Commission ("FTC") announced the clearance of the proposed combination of Carnival and P&O Princess on 4 October 2002. Carnival has always believed that its premium Increased Offer was as deliverable as the Royal Caribbean Proposal. The decision by the FTC follows clearance of the proposed combination of Carnival and P&O Princess by the European Commission and validates Carnival's consistent statements to this effect. The P&O Princess Board has now confirmed that it no longer has concerns regarding the deliverability of a combination with Carnival.

CARNIVAL'S INCREASED OFFER IS CLEARLY SUPERIOR

Carnival's Increased Offer of 0.3004 Carnival Shares per P&O Princess Share values each P&O Princess Share at 454 pence and values the entire existing share capital of P&O Princess at approximately (pound)3.1 billion. Upon making the formal Increased Offer, Carnival intends to make available a Partial Cash Alternative of 250 pence for each P&O Princess Share, pre-conditional on financing being arranged on terms satisfactory to Carnival by no later than the date of posting of the formal Offer Document.

The P&O Princess Board recognised on 8 February 2002, when the Carnival Increased Offer represented a premium of approximately 54 per cent. to the look-through value of the Royal Caribbean Proposal, that "...the price being offered by Carnival is at a realistic level for those shareholders who want to cash out of both the company and the industry". Carnival's Increased Offer currently represents a premium of approximately 55 per cent. to the look-through value of the Royal Caribbean Proposal and a premium of approximately 43 per cent. to the price per P&O Princess Share immediately prior to the announcement of the Royal Caribbean Proposal. The "value" of the Royal Caribbean Proposal, as demonstrated by the look-through value of 293 pence of a P&O Princess Share under the Royal Caribbean DLC is clearly financially inferior given the significant discount to Carnival's Increased Offer of 454 pence per P&O Princess Share.

Accordingly, Carnival believes that its Increased Offer is demonstrably the most attractive option available to P&O Princess Shareholders.

CARNIVAL IS COMMITTED TO MAKE ITS INCREASED OFFER TO P&O PRINCESS SHAREHOLDERS

As a result of receiving FTC clearance, the Pre-condition to Carnival's Increased Offer for P&O Princess has been satisfied. Carnival is now required under the UK Takeover Code to post its formal Offer Document to P&O Princess Shareholders and wishes to do so as soon as possible. However, in order to avoid the change of control provisions of the Joint Venture poison pill between P&O Princess and Royal Caribbean, Carnival has agreed with the Panel, that posting will occur on a timetable set by reference to its expected termination. Carnival therefore currently expects that its formal Offer Document will be posted in December 2002/January 2003. In any event, Carnival will be writing to P&O Princess Shareholders prior to any reconvened P&O Princess EGM.

The P&O Princess Board stated publicly on 10 January 2002 that it may "...unilaterally terminate the joint venture in January 2003, at no cost, as long as no change of control of P&O Princess has been completed before the termination date". P&O Princess has also stated "In the event of such a termination, the joint venture company would be wound up and P&O Princess would have no future obligations to lend to or guarantee debt of the joint venture company". Carnival understands that there has been no commercial activity to progress the Joint Venture and therefore, and in accordance with the statements made by P&O Princess, Carnival expects the Joint Venture to terminate in January 2003, pursuant to its terms.

ENQUIRIES:

CARNIVAL                               Telephone: +1 305 599 2600
Micky Arison
Howard Frank

MERRILL LYNCH                          Telephone: +44 20 7628 1000
Philip Yates
Mark Brooker
Stuart Faulkner

UBS WARBURG                            Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez
Philip Ellick

FINANCIAL DYNAMICS                     Telephone: +44 20 7831 3113
Nic Bennett

Terms used in this announcement have the same meaning as in the announcement dated 7 February 2002.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Increased Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Increased Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the City Code to disclose to a Regulated Information Service ("RIS") and the Panel of every dealing in such securities during the period from 16 December 2001, the date of the announcement of the original Offer, until the first closing date of the Increased Offer or, if later, the date on which the Increased Offer becomes, or is declared, unconditional as to acceptances or lapses. Dealings by Carnival or P&O Princess or by their respective "associates" (within the definitions set out in the City Code) in any class of securities of Carnival or P&O Princess must also be disclosed. Please consult your financial advisor immediately if you believe this rule may be applicable to you.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be registered with a RIS (e.g. the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057)) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival Corporation has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume,", "believe," "expect," "forecast," "future," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, pricing, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, adverse media publicity and the availability of air service; shifts in consumer booking patterns; increases in vacation industry capacity, including cruise capacity; continued availability of attractive port destinations; changes in tax laws and regulations; changes and disruptions in equity, financial and insurance markets; Carnival's financial and contractual counterparties' ability to perform; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business worldwide; Carnival's ability to attract and retain shipboard crew; changes in foreign currency and interest rates and increases in security, food, fuel, and insurance costs ; delivery of new ships on schedule and at the contracted prices; weather patterns and natural disasters; unscheduled ship repairs and drydocking; incidents involving cruise ships; impact of pending or threatened litigation; Carnival's ability to implement successfully cost improvement plans; the continuing financial viability and/or consolidation of Carnival's travel agent distribution system; Carnival's ability to integrate successfully business acquisitions and changes in laws and regulations applicable to Carnival.

These risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF ITS INCREASED OFFER TO ACQUIRE P&O PRINCESS CRUISES PLC. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE INCREASED OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE INCREASED OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE INCREASED OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428.

IN ADDITION TO THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

                                   APPENDIX I

                        SOURCES AND BASES OF INFORMATION

Share Prices for Carnival, Royal Caribbean and P&O Princess are taken from Bloomberg.

The exchange rate of $1:(pound)0.6387 is taken from Bloomberg on 4 October 2002.

References to the value of the Increased Offer for the issued ordinary share capital of P&O Princess are based upon the Carnival closing price on 4 October 2002 of $23.68 and the 693,008,745 50 cent ordinary shares in issue as per the P&O Princess blocklisting interim review dated 21 May 2002.

The Royal Caribbean "look-through" value is based upon the Royal Caribbean closing price on 4 October 2002 of $15.87 and an exchange ratio of 3.46386 P&O Princess Shares per Royal Caribbean Share as per the Implementation Agreement dated 19 November 2001 between P&O Princess and Royal Caribbean.